UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  July 25, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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DSM BIOLOGICS AND CRUCELL ANNOUNCE PER.C6(R) LICENSING DEAL WITH LFB
BIOTECHNOLOGIES.

SITTARD/LEIDEN, THE NETHERLANDS, JULY 25, 2007 - DSM Biologics, a business unit of DSM Pharmaceutical Products and Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced a non-exclusive PER.C6(R) researcH licensing agreement with Paris, France-based LFB Biotechnologies. LFB Biotechnologies will use Crucell's technology to develop undisclosed antibodies. No financial details were disclosed.

During the research license period, Crucell and LFB Biotechnologies will also evaluate a joint collaboration in the field of enhancing sugar structures, described as glycosylation patterns, on recombinant antibodies using LFB's in-house developed technology.

ABOUT THE PER.C6(R) TECHNOLOGY PLATFORM
Crucell's and DSM's PER.C6(R) technology platform has been developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions.

ABOUT LFB GROUP
The LFB Group's mission is to develop, manufacture and market plasma-derived medicinal products and biotherapeutic proteins. Created in 1994, LFB is a public limited company with the French state as a majority shareholder. Based in France, the LFB is the 3rd pharmaceutical group supplying drugs to hospitals in France. LFB SA is a French pharmaceutical company comprised of a holding company and two operating subsidiaries:
- LFB BIOMEDICAMENTS, 1100 employees, produces and markets a wide range of plasma-derived medicinal products.

- LFB BIOTECHNOLOGIES, 200 employees, is dedicated to the group's biotechnological activities and new medicinal products Research & Development.

LFB S.A. currently has three foreign subsidiaries: LFB Hemoderivados in Brazil, LFB Biopharmaceuticals Ltd in the United Kingdom and LFB GmbH in Germany.

The LFB is ideally placed to become a driving force in new technological and therapeutic fields. LFB focuses its discovery and development activities on monoclonal antibodies and therapeutic proteins for rare and severe diseases mixing and synergising different technologies: plasma purification, cell culture, transgenic production. LFB uses Emabling(R), its technology platform, to develop highly functionally optimized antibodies while its R & D portfolio contains high-potential projects calling on innovative technology. For more information about the LFB Group, you can visit http://www.lfb.fr

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, Sanofi Aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS
DSM Biologics, a business unit of DSM Pharmaceutical Products, is a global provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines (PER.C6(R), CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6(R) human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com

ABOUT DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 - Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over
(euro)8 billiOn and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. These statements are based on current expectations, estimates and projections of the management of DSM and Crucell and information currently available to both companies. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM and Crucell do not guarantee that their expectations will be realized. Furthermore, DSM and Crucell have no obligation to update the statements contained in this press release.

Crucell has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to the Form 20-F, as filed by Crucell with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". Crucell prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

DSM PHARMACEUTICAL PRODUCTS
Terry Novak                                  CRUCELL N.V.
Chief Marketing Officer                      Leonard Kruimer
DSM Pharmaceuticals Inc. and Biologics       Chief Financial Officer
Tel. +1 973 257 8471                         Tel. +31-(0)71 519 9100
Terry.Novak@dsm.com                          Leonard.Kruimer@crucell.com

DSM BIOLOGICS
Marcel Lubben                                CRUCELL N.V.
Vice President                               Barbara Mulder
Marketing, Sales & NBD                       Director Corporate Communications
(+31) 46 47 73343                            Tel: 31-(0) 71 519 7346
marcel-m.lubben@dsm.com                      barbara.mulder@crucell.com

LFB SA                                       FOR CRUCELL IN THE US:
Sandrine Charrieres                          REDINGTON, INC.
Corporate Communications Director            Thomas Redington
Tel: +33 (0)1 69 82 72 80                    Tel. +1 212-926-1733
charrieres@lfb.fr                            tredington@redingtoninc.com

Marc Pennacino
Business Development Director
Tel : +33 (0)1 69 82 56 04
pennacino@lfb.fr

Bertrand Merot
Chief Operating Officer
Tel : +33 (0)1 69 82 88 22
merotb@lfb.f

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     July 25, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer